Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Alexco Resource Corp. of our report dated March 11, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-227024) of Alexco Resource Corp. of our report dated March 11, 2020 referred to above.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
March 11, 2020